AI9 4/24/2002

02022482

APR 0 5 2002

TC 4/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Fina Group INC DBa: FINACORP SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MAC ARTHUR BLVD, SUITE 315
(No. and Street)

NEWPORT BEACH CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed. PRADO (949) 852-6561 X 213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALTER OTTO AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1601 DOVE STREET STE200, N.B. CA. 92660.
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 4-24-02 VF

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ed. Arano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finacorp Securities, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTA L. ECKERT
Commission # 1331114
Notary Public - California
Orange County
My Comm. Expires Dec 14, 2005

Signature

PRESIDENT / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reconciliation pursuant to Rule 17a-5(d)(4)

Description	Stated in Part IIA Qtrly 12/31/2001	Audited	Difference	Comments
Assets: Receivables (other)	$ 121,184.00	$ 123,243.00	$ 2,059.00	Monthly accruals/actuals dif.
Assets: Property, furniture etc.	$ 72,573.00	$ 62,596.00	$ (9,977.00)	Depreciation for 2001
Assets: Other	$ 253,173.00	$ 268,794.00	$ 15,621.00	Reclassify R&D Expenses
Liabilities: Bank loans payable	$ 43,237.00	$ 44,118.82	$ 881.82	Reclassify from interest expense
Liabilities: Payable to brokers (other)	$ 156,829.00	$ 126,829.00	$ (30,000.00)	Reclassify from paid in capital
Liabilities: Accounts Payable, Al	$ 10,020.00	$ 16,016.98	$ 5,996.98	Accrued State and Federal Taxes
Ownership Equity: Additional Paid In Capital	$ 610,075.00	$ 570,879.00	$ (39,196.00)	Reclassify In payable to shareholder
Revenue: All other securities	$ 677,319.00	$ 679,377.00	$ 2,058.00	Monthly accruals/actuals dif.
Expenses: Salaries and other	$ 162,402.00	$ 157,068.79	$ (5,333.21)	
Expenses: Other	$ 549,244.00	$ 556,714.75	$ 7,470.75	
Net Income	$ (34,251.00)	$ (34,341.00)	$ (90.00)	
Computation of Net Capital: Total ownership	$ 650,188.00	$ 610,992.00	$ (39,196.00)	Reclassify from paid in capital
Computation of net Capital: Total nonallowable	$ 502,863.00	$ 508,507.00	$ 5,644.00	
Computation of net Capital: Net capital before haircuts	$ 147,325.00	$ 102,485.00	$ (44,840.00)	
Computation of net Capital: Min. net capital required	$ 12,005.00	$ 15,132.00	$ 3,127.00	
Computation of net Capital: Net cap requirement	$ 12,005.00	$ 15,132.00	$ 3,127.00	
Computation of Net Capital: Excess Net Capital	$ 135,320.00	$ 87,353.00	$ (47,967.00)	
Computation of Net Capital: Excess in Net Capital at 1000%	$ 129,316.00	$ 79,786.00	$ (49,530.00)	
Statement of Changes In Ownership: Net income (loss)	$ (34,251.00)	$ (34,341.00)	$ (90.00)	
Statement of Changes In Ownership: Deductions	$ -	$ (39,106.00)	$ (39,106.00)	Reclassify from paid in capital
Statement of Changes In Ownership: Balance, end of period	$ 650,188.00	$ 610,992.00	$ (39,196.00)	